johnnic
communications

Johncom House 4 Biermann Avenue
Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@johncom.co.za

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2007 JUL 11 P 3:09
OFFICE OF INTER... CORPORATE FI...

22 June 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON DC
U.S.A.

07025133

SUPPL

Dear Sirs

RULE 12G3-2(b) File No. 82-5184

I refer to the above and attach hereto the audited condensed group results for the year ended 31 March 2007 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filled" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

JOANNE MATISONN
GROUP SECRETARY

Encl.

cc: Jason Paltrowitz, The Bank of New York

Johnnic communications

part of your everyday life

HIGHLIGHTS

- Revenue +17%
- Profit from operations before exceptional items +45%
- Headline earnings per share +36%
- Net cash from operating activities +45%

COMMENTARY

OVERVIEW

Johncom recorded a sixth successive year of excellent results reflecting its continued investment in technology platforms, skilled and productive people and the growth of world-class assets.

FINANCIAL RESULTS AND POSITION

Revenue grew 17% from R4,595 billion last year to R5,359 billion for the current year. The gross profit margin improved from 40% to 43%. Profit from operations before exceptional items increased by 45% from R443 million to R644 million. Headline earnings per ordinary share increased by 36% to 659 cents.

The balance sheet remains strong and practically ungeared.

The Africa business's non-current assets were impaired by R68 million.

OPERATIONAL REVIEW

MEDIA

The Sunday Times, supported by constant innovation and a buoyant economy, enhanced its position in the market and grew advertising revenues ahead of those of its competitors.

The Sowetan and SundayWorld continued to enjoy robust circulation and advertising growth as they reaped the benefits of ongoing investment in these titles.

Our Port Elizabeth operation produced outstanding results, benefiting from the commissioning in October 2006 of a new press. The Dispatch, operating out of East London, again delivered solid results.

The magazine stable delivered its best performance ever, and our education assets continued to trade profitably.

Career Junction, our online recruitment business, produced impressive profit growth. I-Net Bridge enjoyed another successful year.

The Financial Mail recorded improved profitability following its redesign earlier in the year. The acquisition in October 2006 of a controlling stake in the monthly small business tabloid, Big News, has given BDFM Publishers a presence in the SMME market.

RETAIL

Exclusive Books experienced another good year, capitalising fully on the favourable retail environment. A new store was opened in Cape Town, and three stores were refurbished.

Nu Metro Theatres had a profitable year accompanied by operational and strategic initiatives. Higher attendances and average ticket prices boosted box-office revenues. New sites were opened in Pretoria and Worcester. Site rationalisation continued, with two non-performing sites closed.

The strong presence of Nu Metro Theatres in the Bollywood market continued. Nu Metro's targeted marketing promotions included the first South African link-up between cinemas and computer games with an Xbox gaming competition on cinema screens. Nu Metro ran the successful Gay and Lesbian and Encounters film festivals. The theatre chain's first Hollywood-compliant digital projector was installed at the Montecasino site.

Popcorn Cinema Advertising, Nu Metro's start-up cinema advertising sales division, had a healthy first year, and has been recognised by the advertising industry as an innovative player in the market.

BOOKS AND MAPS

All entities, local and international, improved on their prior-year performances. The South African operations again formed the backbone of the business's performance, contributing most of the profit from operations, with excellent performances achieved by Struik Publishers, Struik Christian Books, Map Studio, MAPIT and Booksite Afrika. Struik Publishers harnessed a strong South African retail book market, and published a number of best-selling titles. Sales of satellite navigation devices by MAPIT increased steeply. Booksite Afrika relocated its warehouse of over three million units to a custom-built facility

Income statement

for the year ended	% change	31 March 2007 Rm	31 March 2006 Rm
Revenue	17	5 359	4 595
Cost of sales		(3 074)	(2 763)
Gross profit	25	2 285	1 832
Operating expenses		(1 641)	(1 389)
Operating costs		(1 370)	(1 148)
Depreciation and amortisation		(109)	(103)
Goodwill impairment		(5)	(2)
Share-based payments		(157)	(136)
Profit from operations before exceptional items	45	644	443
Exceptional items		(18)	49
Profit from operations	27	626	492
Net finance income		45	27
Finance income		72	52
Finance costs		(27)	(25)
Share of profits of associates		209	184
Profit before taxation	25	880	703
Taxation		(257)	(177)
Profit for the year	18	623	526
Attributable to:			
Shareholders of Johncom	20	613	512
Minority interest		10	14
		623	526
Attributable earnings per ordinary share (cents)			
Basic	20	590	492
Diluted	20	589	492
Number of ordinary shares in issue ('000)			
At beginning of period		103 821	104 189
At end of period		103 821	103 821
Weighted average for period		103 821	104 015
Weighted average for period (diluted)		104 004	104 015

Segmental

for the year ended	% change	31 March 2007 Rm	31 March 2006 Rm
Revenue			
Continuing operations			
Media	20	1 884	1 565
Retail	17	897	768
Books and Maps	26	394	312
Home Entertainment	15	353	308
Africa	151	118	47
Music	(44)	121	218
Distribution, Manufacturing and Support Services	1	210	208
Pay Television	18	1 382	1 169
	17	5 359	4 595
Profit from operations before exceptional items			
Continuing operations			
Media	23	299	244
Retail	58	60	38
Books and Maps	116	54	25
Home Entertainment	24	41	33
Africa	(46)	(70)	(48)
Music	(90)	2	20
Distribution, Manufacturing and Support Services	15	45	39
Pay Television	51	424	281
	35	855	632
Corporate		(50)	(50)

Notes

1. **Basis of accounting**

These condensed group annual financial statements have been prepared using accounting policies compliant with International Financial Reporting Standards (IFRS), and are in compliance with IAS 34 Interim Financial Reporting, the JSE Limited's Listings Requirements and the South African Companies Act.

The accounting policies and methods of computation used are consistent with those applied in the preparation of the annual financial statements for the year ended 31 March 2006 except that in conformity with the amended IAS 21: The Effects of Changes in Foreign Exchange Rates, exchange differences arising on monetary items that form part of net investments in foreign operations are no longer recognised in profit or loss, but are reclassified to the group's foreign currency translation reserve. Johncom's early adoption in the year under review of IFRIC 11: Group and Treasury Share Transactions has no financial or disclosure effect on the group's results.

for the year ended	31 March 2007 Rm	31 March 2006 Rm
2. Exceptional items		
Fair value adjustment of listed equities	43	36
Reversal of loan impairments	5	–
Impairment of non-current assets in Africa business	(68)	–
Property, plant and equipment	(53)	–
Goodwill	(15)	–
Profit on disposal of operations	–	14
Other	2	(1)
	(18)	49
3. Reconciliation between attributable and headline earnings		
Attributable earnings	613	512
Reconciling items (after taxation and minority interests, where applicable)		
Impairment of non-current assets in Africa business	68	–
Goodwill impairment	5	2
Loss on disposal of tangible and intangible assets	2	1
Profit on disposal of operations	–	(13)
Impairment of property, plant and equipment	–	3
Other	(4)	1
Headline earnings	684	506
Headline earnings per ordinary share (cents)		
Basic	659	486
Diluted	658	486

4. **Earnings per ordinary share**

The calculation of basic attributable and headline earnings per ordinary share is based on attributable earnings of R613 million (2006: R512 million) and headline earnings of R684 million (2006: R506 million) respectively and a weighted average of 103 821 159 (2006: 104 014 819) ordinary shares in issue.

The calculation of diluted attributable and headline earnings per ordinary share is based on attributable earnings of R613 million (2006: R512 million) and headline earnings of R684 million (2006: R506 million) respectively, and a weighted average of 104 004 056 (2006: 104 014 819) ordinary shares in issue.

as at	31 March 2007 Rm	31 March 2006 Rm
5. Contingent liabilities and commitments		

effective 1 April 2007

In November 2006, Nu Metro Interactive, a new initiative, began distributing interactive games into the South African market

AFRICA

Combination media stores and cineplexes were opened in Abuja and Lagos. Also during the year, the 50% share of the Kenyan business held by a local partner was acquired with the resultant full control of the operation. Transfer of management control to the local operations in Kenya and Nigeria is almost complete, and the South African head office for the African project is currently being wound down.

In addition to the costs of late trading starts at the retail businesses in Nigeria, compounded by numerous operational and regulatory obstacles, the business's results have also been impacted by significant write-offs of pre-operational expenses as well as by a R68 million impairment of non-current assets. This impairment is included in exceptional items.

The sale or closure of non-performing smaller entities, the elimination of overhead structures and the driving of greater efficiencies in the major operating entities in the new financial year are expected to yield improved results as the Africa business moves from its developmental stage to an operational focus. Losses, however, are still expected in the short to medium term.

MUSIC

The Warner Music licence, in terms of an agreement with Warner Music International, is now housed in a newly incorporated associate, Warner Music Gallo Africa. Consequently, the Music division's segmental results for the review period do not include the Warner Music licence. Warner Music Gallo Africa's results are equity accounted, and contribute to Johncom's share of profits of associates.

Good December holiday product supported the music business's recovery from a poor first half. Successes among Gallo's artists include a further Grammy nomination for Ladysmith Black Mambazo and Simphiwe Dana winning four South African Music Awards.

Gallo has made excellent progress with its digital strategy. Its current and back catalogues are now digitised, and top products have been launched on iTunes and Microsoft's Zune.

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

Compact Disc Technologies (CDT) implemented a new software system with some initial operational difficulties which are now resolved. Production capacity has increased, and CDT continues to service the industry as the leading DVD and CD facility in Africa. On 31 July 2006, Johncom increased its stake in CDT from 60% to 100%.

Nu Metro Distribution benefited from the acquisition and distribution of good quality product. Increased volumes and strict cost control at Entertainment Logistic Services, the country's foremost DVD and CD distributor, boosted profitability.

PAY TELEVISION

M-Net and SuperSport again produced exceptional results. Following the 31 March 2007 termination of M-Net's open-time window programming initiatives, combined with investment in content, have been put in place to minimise advertising loss and maximise subscriber growth.

ASSOCIATE

Caxton and CTP Publishers and Printers Limited (Caxton) reported good results on the back of excellent performances by its newspaper publishing and printing division.

POST BALANCE SHEET EVENTS

On 2 April 2007, Johncom acquired a further 25% of Career Junction, South Africa's largest online recruitment company, increasing its holding to 85%.

As announced on 11 April 2007 on the JSE Limited's SENS, Johncom intends to separate into two listed entities by forming a new wholly owned subsidiary (temporarily referred to as OpCo) that will acquire Johncom's directly-held operating media and entertainment assets. The intention is for OpCo to then be unbundled to Johncom's shareholders and simultaneously listed on the JSE Limited.

On 20 April 2007 Johncom announced the acquisition by Exclusive Books of Van Schaik Bookstores, subject to certain conditions precedent including competition authorities' approval.

In May 2007 the Competition Commission recommended to the Competition Tribunal that the sale to Naspers of Johncom's stakes in M-Net and SuperSport be approved without any conditions. Accordingly, the remaining conditions precedent to the M-Net and SuperSport sale are the approval by the Competition Tribunal, and the JSE Limited unconditionally approving the listing of the Naspers N shares to be received as part consideration for the sale.

DIVIDEND

Notice is hereby given that a dividend (number 192) of 120 cents per ordinary share (191: 100 cents) has been declared by the directors for the year ended 31 March 2007 and is payable to shareholders recorded in the register of members of the company at the close of business on Friday, 27 July 2007.

In compliance with the requirements of Strate, the electronic settlement and custody system used by the JSE Limited, the company has determined the following salient dates for the payment of the dividend:

Last day to trade cum dividend	Friday, 20 July 2007
Shares commence trading ex dividend	Monday, 23 July 2007
Record date	Friday, 27 July 2007
Payment date	Monday, 30 July 2007

Share certificates may not be dematerialised or rematerialised between Monday, 23 July 2007 and Friday, 27 July 2007, both days inclusive.

PROSPECTS

The year under review was a milestone period for Johncom in which we sharpened the focus on our operating assets by undertaking to dispose of our interests in M-Net and SuperSport and announcing our intention to separate Johncom into two listed entities by forming a new company which will acquire Johncom's operating media and entertainment assets and then be unbundled to shareholders. Although these transactions are subject to regulatory approval, we have put in place a springboard to grow our media and entertainment assets. The group is well placed to deliver improved financial results provided the economy maintains its current momentum.

Mashudu E Ramano
Chairperson

Prakash C Desai
Group Chief Executive Officer

Howard Benatar
Chief Financial Officer

On behalf of the board
Rosebank
19 June 2007

Balance sheet

as at	31 March 2007 Rm	31 March 2006 Rm
ASSETS		
Non-current assets	2 133	1 964
Tangible and intangible assets	850	738
Investments and loans	1 094	1 058
Deferred taxation assets	188	147
Embedded derivatives	1	21
Current assets	2 921	2 295
Inventories, receivables and other current assets	1 801	1 533
Listed equities	150	109
Bank balances, deposits and cash	970	653
Total assets	5 054	4 259
EQUITY AND LIABILITIES		
Capital and reserves		
Interest of Johncom shareholders	2 823	2 340
Minority interest	39	53
Total equity	2 862	2 393
Non-current liabilities	506	405
Long-term borrowings	36	19
Post-retirement benefits liabilities	161	134
Operating leases equalisation liabilities	96	105
Share-based payments liabilities	190	122
Deferred taxation liabilities	23	25
Current liabilities	1 686	1 461
Payables and other current liabilities	1 523	1 357
Short-term borrowings	74	73
Bank overdrafts	89	31
Total equity and liabilities	5 054	4 259
Net asset value per ordinary share (cents)	2 757	2 305

Cash flow statement

for the year ended	31 March 2007 Rm	31 March 2006 Rm
Net cash from operating activities	535	368
Net cash used in investing activities	(176)	(8)
Net cash used in financing activities	(104)	(72)
Net increase in cash and cash equivalents	255	288
Cash and cash equivalents at beginning of year	622	335
Foreign operations translation adjustment	4	(1)
Cash and cash equivalents at end of year	881	622

6. Capital expenditure commitments

Contracted but not provided for	7	12
Approved but not yet contracted for	66	53
	73	65

The capital expenditure will be financed from cash resources.

7. Further segmental analysis

The following significant income statement line items can be analysed as set out below:

	M-Net/SuperSport Rm	OpCo Rm	Balance of Johncom Rm	As reported Rm
2007				
Revenue	1 382	3 977	–	5 359
Profit from operations before share-based payments and exceptional items	424	377	–	801
Share of profits of associates	2	6	201	209
2006				
Revenue	1 169	3 426	–	4 595
Profit from operations before share-based payments and exceptional items	281	298	–	579
Share of profits of associates	2	4	178	184

8. Audited results

The auditors, Deloitte & Touche, have issued an unmodified audit opinion on the group's annual financial statements for the year ended 31 March 2007. A copy of their audit report is available for inspection at the company's registered office. These condensed group annual financial statements have been derived from the group annual financial statements and are consistent in all material respects with the group annual financial statements.

JOHNNIC COMMUNICATIONS LIMITED (Johncom) Incorporated in the Republic of South Africa
Registration number: 1889/000352/06 Share code: JCM ISIN Code: ZAE 000024584
American Depositary Receipt (ADR) programme: CUSIP No: 47805P102 ADR to ordinary share: 1:1
Address: Johncom House, 4 Biermann Avenue, Rosebank 2196, Johannesburg
PO Box 1746, Saxonwold, 2132, Gauteng

Directors: M E Ramano (Chairperson), P C Desai* (Group Chief Executive Officer), H Benatar* (Chief Financial Officer), M D Brand, C B Brayshaw, P M Jenkins, L M Machaba – Abiodun, D M Mashabela, W S Moutloatse, T R A Oliphant, F J van der Merwe, T A Wixley
*Executive director
Company secretary: J R Matisonn E-mail: matisonnj@johncom.co.za
These results may be viewed on the internet at http://www.johncom.co.za

Statement of changes in equity

	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Shareholder interest Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2005	10	814	8	1 118	1 950	42	1 992
Total income and expense recognised			9	477	486	11	497
Income and expense recognised directly in equity			9	(35)	(26)	(3)	(29)
Attributable earnings				512	512	14	526
Implementation of odd-lot offer		(18)			(18)		(18)
Dividends on ordinary shares				(78)	(78)		(78)
Balance at 31 March 2006	10	796	17	1 517	2 340	53	2 393
Total income and expense recognised			50	537	587	10	597
Income and expense recognised directly in equity			50	(76)	(26)		(26)
Attributable earnings				613	613	10	623
Effect of acquisitions and disposals						(24)	(24)
Dividends on ordinary shares				(104)	(104)		(104)
Balance at 31 March 2007	10	796	67	1 950	2 823	39	2 862